April 30, 2013 09:00 ET

Stellar Biotechnologies Announces Publication of "Expert Review" Article on Clostridium Difficile Vaccines

PORT HUENEME, CA--(Marketwired - Apr 30, 2013) - Stellar Biotechnologies, Inc. ("Stellar" or "the Company") (OTCQB: SBOTF) (TSX VENTURE: KLH), the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), today announced publication of a peer-review article on Clostridium difficile ("C. difficile") in the current issue of Expert Review of Vaccines (April 2013, Vol. 12, No.4.).

C. difficile is a potentially fatal intestinal superbug that is fast emerging as the most common hospital-based infection in the United States. Rates of C. difficile infection are at historic highs due to its resistance to common treatments.

The paper titled "Carbohydrate-based Clostridium difficile Vaccines" was co-authored by scientists from Stellar, the University of Arizona and the University of Guelph (Ontario, Canada). In 2012, Stellar entered into an agreement with the University of Guelph for the exclusive option to license technology for the development of a vaccine candidate against C. difficile. The Company is currently evaluating KLH-conjugate vaccine candidates in preclinical studies.

The article describes biochemical characteristics of C. difficile that support the University of Guelph's carbohydrate-based vaccine approach to potential C. difficile treatment. The strategy utilizes Stellar KLH as a carrier/adjuvant for C. difficile PSII polysaccharide and the article recapped the team's preclinical work demonstrating PSII/KLH conjugation, vaccine immunogenicity, and KLH as an adjuvant to stimulate intestinal immunity.

Vaccines composed of C. difficile polysaccharides and KLH represent promising next-generation treatments for this formidable disease.

About Clostridium difficile

C. difficile is a type of bacteria normally present in the intestine, but which can overgrow as a result of antibiotic use and cause severe diarrhea and life-threatening intestinal colitis. C. difficile is a major and growing cause of mortality and morbidity in hospitalized patients, accounting for up to 20,000 hospital deaths each year in the United States.

The cost of C. difficile-related treatments in the U.S. and European countries is estimated at more than $7 billion a year. The recent spread of hyper-virulent strains of C. difficile underscore the importance of developing novel approaches to preventing and treating the disease. Read more at: http://www.cdc.gov/Features/Vitalsigns/HAI/

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Forward Looking Statements There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

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Contacts:

Herbert Chow, Ph.D.

CTO

hchow@stellarbiotech.com

www.StellarBiotechnologies.com

Frank Oakes

Chairman

foakes@stellarbiotech.com

Main +1 (805) 488-2800

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us